UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westmoore Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Kimberly Brooks, Four Venture, Suite 390, Irvine, CA 92618, (949) 450-4942
(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

January 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960833 10 1

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Westmoore Investment, L.P.

2.	Check the Appropriate box if a Member of a Group (See Instructions)

(a)................................................................................
(b)...............................................................................

3.	SEC Use Only...................................................................

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d)
or 2(e)

6.	Citizenship or Place of Organization......United States of America

7.	Sole Voting Power
1,195,792
8.	Shared Voting Power
None
9.	Sole Dispositive Power
1,195,792
10.	Shared Dispositive Power
None

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CUSIP No. 960833 10 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,195,792

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

15%

14.	Type of Reporting Person

PN

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ITEM 1.   SECURITY AND ISSUER.

       This statement on Schedule 13D (“Statement”) relates to purchase of Common Stock (the “Transaction”) of
Westmoore Holdings, Inc., a Nevada corporation (the “Corporation”). The principal executive office of the Issuer is
130 Chaparral Ct., Suite 150, Anaheim Hills, CA 92808.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a) & (b) of this Statement is being filed by (i)Westmoore Investment, L.P., a California limited partnership,
(ii) Westmoore Capital Group, LLC a Delaware limited liability company, and (iii) Westmoore Management, LLC, a
California limited liability company (the “Reporting Persons”). The business addresses for all of the Reporting Persons is 130 Chaparral Ct., Suite 150, Anaheim Hills, CA 92808.

       (c) The principal business of each of the Reporting Persons is that they are part of a broad-based private equity group which includes business development, lending, and real estate.

       (d) & (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the following Reporting Persons purchased shares (a) pursuant to private offerings within the meaning of
Regulation D of the Securities Act of 1933 under Rule 506 of Regulation D and (b) through the working capital of each of the Reporting Persons. The aggregate amount of funds required to purchase the shares of Common Stock was
$400,000.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the Transaction was for the Reporting Persons to obtain a majority shareholder interest in the
Corporation so that they may grow the Corporation to become more profitable. The Reporting Persons intend to hold the shares as long term investments.

       The Reporting Persons, being the beneficial owners of the shares, have changed the previous board of directors of the Corporation. The new board of directors of the Corporation includes Matthew Jennings, Robert
Jennings, II and Jason Sugarman. Also, as part of the Transaction, new management has been established.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) & (b) In the aggregate, (i) Westmoore Investment, L.P., a California limited partnership, owns 1,195,792 or 15% of the common stock of the Corporation, (ii) Westmoore Capital Group, LLC a Delaware limited liability partnership owns 1,300,000 or 17% of the Corporation, and (iii) Westmoore Management, LLC, a California limited liability company owns 1,540,699 or 20% of the Corporation.

       Together, the Reporting Persons are the beneficial owners of 4,036,491 shares of common stock, or approximately 52% of the outstanding shares of Common stock of the Issuer, based upon 7,829,888 shares of common stock outstanding. Among the Reporting Persons there is no shared power to vote or dispose of any of the Reporting
Person’s shares.

       Westmoore Investment, L.P. and Westmoore Management, LLC have the sole power to vote and dispose of their shares through their direct beneficial ownership. However, Westmoore Capital Group, LLC indirectly owns shares through two of its series, i.e. Westmoore Capital Group Series B and Westmoore Capital Group Series II (the
“Series”). The Series respectively have the sole power to vote and dispose of their shares according to their direct beneficial ownership of their shares.

       (c)  The Reporting Persons have caused the purchase of 4,036,491 shares of common stock for $400,000 within the last 60 days which were effected through over-the-counter transactions.

       (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock directly owned by the reporting persons.

       (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

       NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       NONE

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SIGNATURES

       After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

Westmoore Investment, L.P

By: /s/ Matthew Jennings
Matthew Jennings/Partner

Westmoore Capital Group, LLC

By: /s/ Matthew Jennings
Matthew Jennings/Manager

Westmoore Management, LLC

By: /s/ Matthew Jennings
Matthew Jennings/Manager

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